Exhibit 99.41

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

February 15, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on February 15, 2018, and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic granted orphan drug designation by FDA for inter-alpha-inhibitor-proteins for treatment of necrotizing enterocolitis (NEC).

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic”) announced that an orphan drug designation status has been granted to its Inter-Alpha-Inhibitor-Proteins (“IaIp”) for the treatment of necrotizing enterocolitis (“NEC”) by the US Food and Drug Administration (“FDA”).

IaIp are endogenous proteins that control excessive inflammatory responses to toxins, infectious organisms, and tissue and organ damage. An inverse correlation between IaIp levels in plasma and disease severity / mortality has been demonstrated in humans with sepsis. In a gold-standard animal model proven to emulate NEC in humans, the supplementation of IaIp significantly increased the survival rate.

“We know that IaIp are rapidly consumed and cleared from circulation during severe sepsis cases, as evidenced by the significantly lower plasma levels of IaIp in newborns suffering from NEC. There is also strong scientific evidence indicating that IaIp play a key role in modulating systemic inflammation”, said Dr. John Moran, Prometic’s Chief Medical Officer. “We believe that systemic IaIp administration to replenish these decreased levels could therefore reduce the severity of inflammation and resulting tissue injury experienced by NEC patients”.

Pierre Laurin, Prometic’s President and Chief Executive Officer, commented: “IaIp are just another example of rare proteins that could be made accessible to address unmet medical needs through the use of our proprietary plasma purification platform. The sequential addition of these rare proteins is key to our strategy of building a unique portfolio of innovative therapeutics targeting unmet medical needs while generating substantial revenue levels with each liter of plasma purified”.

NEC is the most common acquired gastrointestinal disease diagnosed in premature neonates and is one of the leading causes of death in neonatal intensive care units. The economic cost of NEC is high, accounting for approximately 19% of neonatal expenditures and an estimated $5 billion per year for hospitalizations in the United States alone. If the disease is able to be treated without surgery, the average cost of hospitalization has been estimated at around $73 700, with a length of stay exceeding 22 days more than that for other premature infants. However, if surgical care is required, there is an average additional cost of $186 200, and infants require a length of stay 60 days longer than other premature infants.

Orphan Drug Designation is granted to drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity upon marketing approval for the designated indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and the waiver of prescription drug user fees.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

February 22, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary